SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

Tut Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

901103101

(CUSIP Number)

August 22, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 901103101	2 of 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,753,138 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,753,138 shares of Common Stock (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,753,138 shares of Common Stock (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (see Item 4)
12		TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 901103101	3 of 6

Item 1(a).	Name of Issuer:

Tut Systems, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

6000 SW Meadows Rd, Suite 200

Lake Oswego, Oregon 97035

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and

Citizenship:

This Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

901103101

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,753,138 shares of Common Stock*

(b)	Percent of class:

Based on 33,782,193 shares of Common Stock outstanding as of August 17, 2006, as indicated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 and 3,753,138 shares of Common Stock issuable upon the conversion of certain senior subordinated promissory notes held by the Reporting Persons, the

SCHEDULE 13G

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Reporting Persons hold approximately 9.9%* of the issued and outstanding Common Stock of the Issuer.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 3,753,138 shares of Common Stock*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 3,753,138 shares of Common Stock*

*The Reporting Persons beneficially own an aggregate of 3,753,138 shares of Common Stock. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark. The Common Stock reported in this Schedule 13G does not include 349,839 shares of Common Stock issuable upon the conversion of senior subordinated promissory notes held by the Reporting Persons. Such promissory notes held by the Reporting Persons are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.999% of the Common Stock, giving effect to such exercise. The Common Stock reported in this Schedule 13G does not include 2,051,489 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons. Such warrants held by the Reporting Persons are not exercisable until February 22, 2007 and are further subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.999% of the Common Stock, giving effect to such exercise.

In connection with the percentage initially disclosed in Item 11 above, the Securities and Exchange Commission requires such percentages to be rounded off to the nearest tenth. The 3,753,138 shares of Common Stock beneficially owned by the Reporting Persons constitute 9.999% of the issued and outstanding Common Stock of the Issuer. As disclosed above, the promissory notes held by the Reporting Persons are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.999% of the Common Stock, giving effect to such exercise. Therefore, an ownership percentage of 10.0% would be inaccurate as the Reporting Persons are prohibited by such promissory notes from beneficially owning 10% of the issued and outstanding Common Stock of the Issuer. Consequently, and in order to comply with the requirement of the Securities and Exchange Commission that ownership percentages are to be rounded off to the nearest tenth, the Reporting Persons have rounded down and have disclosed in Item 11 an ownership percentage of 9.9%.

SCHEDULE 13G

CUSIP NO. 901103101	5 of 6

All of the foregoing represents an aggregate of 3,753,138 shares of Common Stock held directly by SF Capital Partners Ltd. ("SF Capital"). The Reporting Persons are the Managing Members of Stark Offshore Management, LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of SF Capital. Through Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 29, 2006

/s/ Michael A. Roth

Michael A. Roth

/s/ Brian J. Stark

Brian J. Stark

SCHEDULE 13G

CUSIP NO. 901103101

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 3,753,138 shares of Common Stock of Tut Systems, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on August 29, 2006.

/s/ Michael A. Roth

Michael A. Roth

/s/ Brian J. Stark

Brian J. Stark

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